October 29, 1999


                    QUARTERLY REPORT TO THE LIMITED PARTNERS
                           OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1999, and 1998, total revenues increased 8.4% from $702,869 to $761,654 and total expenses increased 7.4% from $403,585 to $433,539. As a result, net income increased 9.6% from $299,284 to $328,115 for the three-month period ended September 30, 1999, as compared to the same period in 1998. The increase in revenues can be attributed to an increase in rental income due to higher occupancy and unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 87.9% for the three-month period ended September 30, 1999, as compared to 86.7% for the same period in 1998. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $25,400 (7.1%) primarily as a result of increases in maintenance and repair, property management fees and salary and wage expenses. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $4,600 (10.0%) as a result of relatively insignificant fluctuations in various expense accounts.

For the nine-month periods ended September 30, 1999, and 1998, total revenues increased 7.3% from $2,018,200 to $2,165,812 and total expenses increased 3.1% from $1,215,616 to $1,253,845. As a result, net income increased 13.6% from $802,584 for the nine-month period ended September 30, 1998, to $911,967 for the same period in 1999. The increase in revenues can be attributed to an increase in rental revenue due to higher occupancy and unit rental rates. Operating expenses increased approximately $47,900 (4.6%) from $1,034,734 to $1,082,599. The increase is primarily due to higher advertising costs, power sweeping, real estate tax, salaries and wage expenses and property management fees, partially offset by a decrease in repairs and maintenance expenses. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. Power sweeping expenses increased as a result of the substantial snow removal costs associated with the blizzard, which hit the Detroit, Michigan, area during the first quarter of 1999. General and administrative expenses decreased approximately $9,600 (5.3%) primarily as a result of decreases in legal and professional expenses and Michigan and Maryland state tax payments, partially offset by an increase in equipment and computer lease expenses.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations.
The Partnership's financial resources appear to be adequate to meet its needs.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President